UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, April 18, 2017

In March 2017

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.5 MILLION

PASSENGERS

In March 2017, Avianca Holdings and its subsidiaries carried 2,558,531 passengers,

a 6.5% increase over the same period in 2016

In March, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,558,531 passengers, an increase of 6.5% compared to March 2016. Capacity, measured in ASKs (available seat kilometers), increased 6.9%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 10.6%. The load factor for the month was 79.8%, an increase of 260 bps compared to the same period of 2016.

Domestic markets in Colombia, Peru and Ecuador

In March, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,508,863 travelers, up 3.9% compared to March 2016. Capacity (ASKs) increased 1.4% while passenger traffic (RPKs) increased 4.5%. The load factor for the month was 79.2%, an increase of 240 bps compared to the same period of 2016.

International markets

In March, the affiliated airlines of Avianca Holdings transported 1,049,668 passengers on international routes, up 10.4% compared to March 2016. Capacity (ASKs) increased 8.4%, while passenger traffic (RPKs) increased 12.2%. The load factor for the month was 80.0%, an increase of 270 bps when compared to the same period of 2016.

Operational Statistics	Mar-17	Mar-16	Δ YOY	1Q 2017	1Q 2016	Δ YOY	YTD 2017	YTD 2016	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,559	2,403	6.5%	7,521	7,132	5.5%	7,521	7,132	5.5%
ASK (mm)[2]	4,178	3,910	6.9%	12,180	11,504	5.9%	12,180	11,504	5.9%
RPK (mm)[3]	3,336	3,017	10.6%	9,972	9,060	10.1%	9,972	9,060	10.1%
Load Factor[4]	79.8%	77.2%	2.6pp	81.9%	78.8%	3.1pp	81.9%	78.8%	3.1pp
Domestic Market
PAX (K)[1]	1,509	1,452	3.9%	4,388	4,309	1.8%	4,388	4,309	1.8%
ASK (mm)[2]	850	839	1.4%	2,460	2,480	-0.8%	2,460	2,480	-0.8%
RPK (mm)[3]	674	644	4.5%	1,975	1,930	2.3%	1,975	1,930	2.3%
Load Factor[4]	79.2%	76.8%	2.4pp	80.3%	77.8%	2.5pp	80.3%	77.8%	2.5pp
International Market
PAX (K)[1]	1,050	951	10.4%	3,133	2,822	11.0%	3,133	2,822	11.0%
ASK (mm)[2]	3,328	3,071	8.4%	9,720	9,023	7.7%	9,720	9,023	7.7%
RPK (mm)[3]	2,662	2,373	12.2%	7,997	7,130	12.2%	7,997	7,130	12.2%
Load Factor[4]	80.0%	77.3%	2.7pp	82.3%	79.0%	3.3pp	82.3%	79.0%	3.3pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

The terms “Avianca Holdings” or the “Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel